EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Company Name		Jurisdiction/Country
Hifn Limited		United Kingdom
Hifn Netherlands B.V.		Netherlands
Hifn International		Cayman Islands
-	Hifn (Hangzhou) Information Technologies Co., Ltd. (previously known as Saian (Hangzhou) Microsystems, Co., Ltd.)	People’s Republic of China
-	Hangzhou Ansai Information Technology Co., Ltd., (contractually controlled)	People’s Republic of China